SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant of Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

September 19, 2005

AVECIA GROUP plc

(Translation of Registrant’s Name Into English)

P.O. Box 42
Hexagon House
Blackley, Manchester
M9 8ZS
England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              NO

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-________________

Enclosure:	Avecia sells Fine Chemicals business to KemFine

I N V E S T O R R E L E A S E

Avecia sells Fine Chemicals business to KemFine

19 September 2005: Avecia announced today that it has sold its Fine Chemicals business unit based in Grangemouth, Scotland to KemFine Ltd of Finland.

Net proceeds from the transaction are approx. £15 million (subject to post closing adjustments). In 2004, the business had sales of £38 million which were reported as part of Avecia’s Chemicals Segment.

The sale includes all Avecia Fine Chemicals’ assets and operations on the 65 hectare site at Grangemouth in Scotland. All 310 Avecia Fine Chemicals’ employees are included in the transaction.

Ulf Björkqvist, Chief Executive Officer KemFine Ltd., said: “In joining together with Avecia Fine Chemicals we have created a stronger global Fine Chemical company which will further extend our services to customers.” He added: “The two businesses are an excellent fit and our combined technology strengths and asset capabilities will provide significant opportunities for growth from our dual manufacturing bases in Finland and Scotland. “

Tom Shields, Vice President Avecia Fine Chemicals, said: “I am delighted that we have been able to join forces with such an established and successful company as KemFine.” He added: “We have a great deal of experience and technology strengths in this sector which are underpinned by a highly skilled workforce. This acquisition will enable us to fast track our growth agenda with a dedicated focus on the contract manufacture of fine chemicals.”

Avecia Fine Chemicals Limited will operate as KemFine UK Ltd with immediate effect. Tom Shields is appointed Managing Director of KemFine UK Ltd based at the Grangemouth Site.

KemFine, previously Kemira Fine Chemicals Oy, was created via an MBO of the business from Kemira in 2004. 3i, a world leader in the private equity and venture capital, supported the management team in the transaction and in the equity funding.

For further information contact:

Duncan McLellan Investor Relations Manager Tel: +44 (0) 161 721 1228 Duncan.mclellan@avecia.com	Andrew Smalley Public Affairs Manager Tel: +44 (0) 161 721 2441 Andrew.smalley@avecia.com

Notes to editors:

About Avecia

Avecia is a privately-owned specialty chemical company with locations in the UK, USA and Canada. It operates in two divisions (Biotechnology and Chemicals) where it holds leading positions in biopharmaceutical process development and manufacture, pharmaceutical intermediates and actives manufacture, ink jet printing colorant technologies and electrophotographic applications. See: www.avecia.com

Avecia Fine Chemicals is primarily focused on the contract manufacture of agrochemicals and specialty chemicals, with a long history of fine chemical manufacture at Grangemouth.

About KemFine

KemFine Ltd. provides its agrochemical and pharmaceutical partners with competitive advantages by delivering world-class custom manufacturing services. The company employs ca. 200 people in Helsinki, Espoo and Kokkola, Finland. The net sales of KemFine in 2004 were EUR 55 million.
www.kemfine.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      September 19, 2005

Avecia Group plc

By: /s/:	Derrick Nicholson
Name:	Derrick Nicholson
Title:	Finance Director